Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143
Presentation by Scott M. Hand
Chairman and Chief Executive Officer, Inco Limited
February 27, BMO Nesbitt 2006 Global Resources Conference
Good afternoon and thanks for being here today. Recent times have been pretty interesting and exciting for Inco. We made a lot of progress in 2005 and we intend to keep right on going in 2006.
On the screen are Inco’s safe harbor statement on forward-looking information and related statements. Unless otherwise stated, forward-looking information in my remarks excludes the impact of Inco’s offer for Falconbridge.
Given recent changes in Canadian securities legislation, I should make a few additional points:
•	Actual results could differ materially from the 2006 outlook and other forward-looking statements we make;

•	Certain material assumptions were made in developing our 2006 outlook and other forward-looking statements; and

•	We have filed the text and slides used in this presentation on SEDAR in Canada.
Also, all currency references are in U.S. dollars.
You’ve seen our 2005 results. Last year was impressive, with revenues and Canadian GAAP earnings at all-time highs. Cash flow from operations was very strong. We raised our quarterly dividend by 25%, reflecting our robust financial position and outlook for nickel markets.
We met or beat our production, cost and price premium guidance. Our output was consistent and reliable — with productivity improvements across the board. Voisey’s Bay started ahead of schedule and the ramp-up is going very well. Building our Goro project is well underway, with strong leadership.
We have about $1 billion in the bank. Our balance sheet is in excellent shape.
And, of course, our friendly acquisition of Falconbridge will create the world’s leading nickel company and a great copper company — but more on that later.

A key to Inco’s success is the nickel market, which gathered steam as we moved into 2006. Chinese demand is strong — and I don’t believe we’ve seen the high for nickel. U.S. and European demand is good for high nickel alloys. Stainless steel output and prices are on the way back up.
Nickel companies are producing all they can. But supply will continue to chase demand for some time.
Our 2006 nickel outlook is based on four items: rebounding world stainless steel output; a tighter stainless steel scrap market; strength in non-stainless demand; and limited nickel supply growth.
Improving economies and industrial production growth estimates of about 6% support our stainless production growth forecast of over 7%. Stainless output growth will not only be strong in China. Consumption is rebounding around the world, inventories are down, and new facilities will ramp up.
In 2006, China will become the biggest stainless steel producer — building three million tonnes of capacity this year alone. Chinese nickel consumption should climb about 30% — or over 50,000 tonnes — taking up most of the nickel supply growth. Western World stainless output should rise by over 500,000 tonnes.
The average nickel grade of stainless will increase. We saw 200 series imports to China fall from 70,000 tonnes monthly a year ago to below 30,000 tonnes in December. This alone could represent 20,000 tonnes of new nickel demand this year. Substitution with lower nickel content stainless 200 series was problematic and output is now being cut.
The second key driver for 2006 is tightness in nickel containing stainless steel scrap. Last year, even the record nickel price could not bring more scrap to the market; supply fell by 1%. This year scrap should be much tighter, with supply growth of 2% at most. With 7-to-8% stainless production growth, lower 200 series demand and a flat austenitic ratio, it’s clear how tight scrap markets will be and how much primary nickel demand for stainless steel will rise.
Stainless output cuts in the 2005 second half will reduce supply by thousands of tonnes of nickel in scrap in 2006. Growing stainless production always means there’s less scrap to make new stainless steel. Thus high stainless output growth typically brings a sharp fall in the scrap ratio.
High nickel prices in the past two years led to the collection and liquidation of large quantities of old scrap that will not be available this year.
The third focal point for 2006 is demand in the non-stainless market, likely up 6-to-8%, given the aerospace build rate and strong growth in other uses. We see rapid growth in hybrid electric vehicles and consumer nickel metal hydride cells.

The fourth market driver this year is supply. Overall output growth will be about 3.6%, or 45,000 tonnes. With most producers at or above capacity and historic maximums, there is a very high risk of disruptions, which can’t be offset by later production. In 2005, 45,000 tonnes of output was lost to strikes, feed shortages, maintenance issues and weather conditions.
Let me now turn to Inco. Our achievements in 2005 prepare us well for 2006 and beyond.
Nickel production from all sources was 487 million pounds in 2005. Given strong prices, we expect to boost profitable 2006 output to 535 million pounds, plus we’ll get another 30 million pounds of finished nickel through toll smelting and refining concentrates in Finland, under contracts with OMG and Boliden.
And we could do even better! Sudbury’s smelter is running well. Our new oxygen plant will be on line in May. By late 2006 in our Ontario mill, we’ll be able to divert some copper into copper concentrate and increase nickel production in the smelter. Voisey’s Bay achieved commercial production in December — four months early.
In 2005 we produced 277 million pounds of refined copper and 10 million pounds of copper in concentrate from Voisey’s Bay. This year copper output should climb to 340 million pounds, including 65 million pounds in Voisey’s Bay concentrates.
PGM output was 419,000 ounces in 2005; we should be in the 400,000-ounce range this year — and we’ll push for more. We expect to raise PGM output in 2007 and beyond. With Voisey’s Bay feed, cobalt output should rise from 3.7 million pounds last year to five million pounds in 2006.
Our 2005 nickel unit cash cost of sales, net of by-product credits, was $2.65 a pound — above 2004’s level, due to the strong Canadian dollar; higher energy prices; rising costs for supplies and services; and lower output due to planned shutdowns. Costs were partly offset by higher by-product prices.
In 2006, we expect nickel unit cash cost of sales after by-product credits of $2.35-to-$2.40 a pound. Aside from a stronger Canadian dollar, we face still higher energy costs. Lower costs for purchased feed, higher nickel and copper output, and rising by-product credits serve as a partial offset. Included in our 2006 annual cash cost estimate is $0.12 a pound that we’ll spend to maximize production and take advantage of the high nickel prices. We now expect our 2006 Inco mine-source production unit cash cost of sales of $2.15-to-$2.20 a pound at consensus commodity prices.
We’ve raised our 2006 Voisey’s Bay nickel in concentrate output forecast to 120 million pounds — with a minimum of 83 million pounds through the smelters and refineries this year. In the second half, with the pipeline filled, our overall nickel unit cash cost of sales should be at least $0.15 a pound lower than the full year estimate. Thus with cash costs after by-product credits in the low $2 a pound range, we are very well positioned on the nickel cost curve.
Let’s take a closer look at Inco’s existing operations.
PT Inco’s output was a record 168 million pounds of nickel in matte last year. By building a third hydroelectric power facility, we plan to increase PT Inco’s production capacity by 33% over the nameplate capacity to 200 million pounds of nickel in matte yearly by 2009, while lowering annual cash costs by $0.10-to-$0.15 a pound and cutting energy supply risk.
In time, two other sites in our Contract of Work area could — depending on technical and economic factors — support projects producing over 100 million pounds each of nickel a year. And at Sorowako, a hydromet plant to treat limonitic ore could yield another 50 million pounds annually.
Ontario’s mines met output targets last year and set productivity records. We produced 216 million pounds, despite a very complex shutdown to get ready for the feed from Voisey’s Bay — and we beat our copper, PGM and cobalt guidance. For 2006, we expect record Ontario throughput levels, resulting in 243 million pounds of nickel production.
We anticipate removing copper in our mill before smelting and refining, which will allow us to raise nickel production in Sudbury; this goal is driving exploration and mine development. We’ll make a decision this year on the Totten Mine; it has good nickel and a high PGM component. We’ll also advance the feasibility of Kelly Lake.
We’ll work with the Steelworkers on a labour agreement to replace the one that expires May 31. And we plan a three-week maintenance shutdown.
In Manitoba, nickel output was 107 million pounds. During our maintenance closure we converted from two furnaces to a higher productivity, lower cost, single furnace, allowing us to raise throughput capacity to 125 million pounds using high-grade concentrate from Voisey’s Bay — and yielding annualized savings of Cdn$8 million, beginning in Q2 this year. In Manitoba, we plan to produce 120 million pounds of nickel this year and we’ll bring our new and larger cobalt plant into full production. For the first time in 25 years, we’ll operate for a full year without shutting down processing.
At Voisey’s Bay, our 50,000-tonne-a-year project is operating well. Money-forward returns from January 2003 should top 23%, based on $3.75 a pound nickel and $1 a pound copper. In October, we opened our hydromet demonstration plant, and we’ve already produced nickel cathode, copper and cobalt.
Talks will start soon with the Steelworkers on a Voisey’s Bay labour agreement; -but be aware, first collective agreements often take six-to-12 months to negotiate.
Results are also positive from advanced exploration at the Reid Brook Deposit. The area we’re working on shows good thickness and the high nickel/copper grades of a massive sulphide zone — with hundreds of metres of favourable structure still to explore.
Now on to our Goro project in New Caledonia. Goro will be a great new source of nickel to Asia. It likely will be expanded many times, so looking at Phase One financial results alone undervalues it potential.
Engineering is about 70% done, with construction managers and about 900 workers on site. Our test mine is into the saprolite horizon and exposed bedrock. Soon the first of almost 3,000 skilled construction workers will arrive. In the Philippines, we’re building 400 modules and preassembled units for the plant; delivery will start on April 1. This year we should finish the port, the steam plant and the process water pipeline; with the local utility firing up its first generator.
We’re getting cost efficiencies from modularization and contracting strategies. Capex for the mine, process plant and infrastructure will likely be at the upper end of the $1.878 billion plus 15% cost range. A definitive estimate is due in Q2, when engineering is 75% complete and all major contracts have been let.
With a start-up at the end of 2007, we should get about 75% of annual output of 60,000 tonnes of nickel and 4,300-to-5,000 tonnes of cobalt after one year — and 90% after year two.
Goro’s returns should be 16% at $3.75 a pound nickel and $9 per pound cobalt — exceeding most other new nickel projects. Cash cost per pound of nickel, after by-product credits, should be about $1.10-to-$1.15, at assumed metals prices. Total nickel unit cost of sales will be about $2 per pound, including depreciation and amortization.
Given Goro’s low cost position and tax holiday, 2009 should bring about $220 million of cash flow — or $1 a share, fully diluted — at assumed metals prices.
Some people still doubt the technology. The nickel pressure acid leach process worked for the Australian laterite projects; their issues were building materials and operating challenges. We’ve learned from that. Nearly all our technology is used effectively for nickel and we ran a 2 1/2-year pilot plant program. PT Inco’s wet laterites have taught us a lot. We’ve hired experienced people. In every way, we’re on track.
Goro can grow either through a fourth autoclave on ground already prepared, which would add 15,000-to-20,000 tonnes of capacity — or by doubling plant size.
On an Inco consolidated basis, we estimate our capex at $1.82 billion this year before partner and government funding. Sustaining capital will be about $315 million. Net capex funding needs will be about $1.35 billion after French government assisted financing for Goro, contributions from our Goro partners and government support for Voisey’s Bay. Net capex funding should decrease after that.
Our cash generation in 2006 would be about $1.4 billion, or about $6.30 a share, at current consensus metals prices. If we use year-to-date prices — $6.70 for nickel, $2.19 for copper and the PGM numbers on the screen — cash flow generation would be about $1.54 billion and cash flow per share about $6.90.
Now I want to talk about the New Inco. Antitrust regulatory reviews are proceeding. We received Canadian clearances in late January and we continue to work with the U.S. Department of Justice and the European Commission. We have met all of their information requests, which have been extensive. The DOJ and EC are still evaluating whether they have any significant competitive concerns. We expect to hear back from the DOJ by late April. The EC moved its review into a second phase after the first phase ended on February 24, extending their review by up to 90 business days. We believe, and we’ve indicated to both agencies, that the combination of our two companies does not give rise to any competition issues since market forces will prevent this from happening.
The one aspect of our businesses that has been the subject of some recent speculative press coverage is nickel going into super alloys for critical rotating parts such as turbine blades for jet engines. Let me re-iterate our perspective on this.
This use of nickel is one where Inco and Falconbridge have been large suppliers given how we have sought to service these users. There is, however, plenty of competition. The amount of nickel used in super alloys for critical rotating parts is very small, less than one per cent of the total demand for primary nickel. There are a number of companies in the world that produce nickel for these uses. There are also other companies who could qualify to provide their nickel for these alloys if they wanted to. We estimate that the amount of nickel that is suitable for these applications is many times what is actually needed to meet demand.
We understand that there is another application that might be viewed as one of potential concern, which is nickel plating. There is also a lot of competition in supplying this use. As in the case of nickel for super alloys, there is a lot more nickel available for this use than is required and we believe that the market dynamics, like they would for nickel for super alloys, would also address any supply issues.
If the DOJ or EC still conclude that they have competitive concerns, we believe that we can reach a mutually acceptable remedy to gain clearance, if necessary. Once we obtain the regulatory clearances, we will proceed with our offer for Falconbridge.
The New Inco will be the globe’s leading nickel company, with 815 million pounds of output pro forma in 2006, and just under one billion pounds in 2009. We’ll have a large and very low cost copper company, with pro forma output of 1.486 billion pounds in 2006 and the potential to double production by 2011. We’ll have good positions in zinc, PGMs, cobalt and aluminum — and very attractive cash flow.
We will be diversified in what and where we mine, produce, market and sell — with operations on virtually every continent. The New Inco will be larger and better financed — a resource rich company with a vast project pipeline, terrific exploration portfolio and tremendous prospects for long-term growth.
From year one, Falconbridge will be accretive to our net asset value, earnings and cash flow. We’ll have a very solid financial position — and an enterprise value of about $24 billion — moving us well up the scale of world mining companies.
We expect to achieve annual pre-tax synergies of $350 million by mid-2008, with a net present value of $2.5 billion at a discount rate of 7%. Our nickel and copper cash costs will be very competitive. And the New Inco will be among the top metals and mining companies on the North American stock markets.
So the Inco of today is growing — strongly and profitably.
•	We are growing in a market that can’t be readily judged against cycles of the past. With nickel’s strength, supply will chase demand for some time.

•	We are working to make our nickel operations in Canada and Indonesia as competitive and productive as we can. They are low cost and stack up very well. Like others, we face cost pressures from energy, exchange rates and materials; but we’re operating efficiently and bringing on low-cost production to enhance our outstanding market position.

•	Voisey’s Bay is a major success. We began commercial production four months earlier than first planned; we had a great ramp-up, and new low-cost, high-grade nickel concentrate is running through our operations.

•	We’re building Goro with a veteran team that will deliver.

•	And we’re expanding PT Inco and maximizing production out of Ontario and Manitoba.

•	All of this means boosting Inco’s production more than 45% by 2009 from 2005 levels. We can grow well beyond that time with our great orebodies and a reserve and resource position unparalleled in the nickel industry.

•	We intend to maintain strong cash flows and a robust balance sheet.

•	And acquiring Falconbridge will transform Inco. We’ll become the world’s largest nickel company and a leading copper company. We’ll diversify the metals we produce, where we produce them, and where they are sold — with the properties and the financing capacity to grow. The New Inco means excellent value opportunity for investors and even brighter prospects for our future.
On every front, Inco is capitalizing on great opportunities — and I’m confident that we will succeed.
Forward Looking Statements
This presentation will include projections for 2006 and other forward-looking statements. While these projections and other statements represent our best current judgement, they are subject to important risks, uncertainties and assumptions that could cause actual results to vary materially, including due to the risk factors identified in our press release of February 14, 2006 filed with the U.S. SEC and under SEDAR in Canada and Inco Limited’s other filings with the U.S. SEC.
You are cautioned not to place undue reliance on the forward-looking statements.
Important Legal Information
This presentation may be deemed to be solicitation material in respect of Inco’s proposed combination with Falconbridge. Inco filed with the SEC, on October 24, 2005, a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and on each of December 15, 2005 and January 20, 2006 an amendment to such Form F-8, in connection with the proposed combination. Inco has also filed, and will file (if required), other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F in connection with Inco’s offer and has filed, and will file (if required), other documents regarding the proposed combination, in each case with the SEC.

INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain copies of the registration statement and Inco’s and Falconbridge’s SEC filings free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco’s media or investor relations departments.